Prudential Investments LLC

655 Broad Street – 17th Floor
Newark, New Jersey 07102

November 1, 2015

The Board of Trustees
Prudential Investment Portfolios 9
655 Broad Street—17th Floor
Newark, New Jersey 07102

Re: Prudential Select Real Estate Fund

To the Board of Trustees:

Prudential Investments LLC has contractually agreed through February 28, 2017 to limit the net annual operating expenses (exclusive of distribution and service (12b-1) fees, interest, taxes, acquired fund fees and expenses, brokerage, and extraordinary expenses) of each class of shares of the Fund to 1.10% of the Fund's average daily net assets.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By: /s/ Scott E. Benjamin
Name: Scott E. Benjamin
Title: Executive Vice President